INDUSTRIAS CH, S.A. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

06015613

July 24, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Industrias CH, S.A. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the second quarter 2006 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

RECEIVED 2006 JUL 31

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	21,667,924	100	16,711,017	100
s02	CURRENT ASSETS	11,634,064	54	8,827,889	53
s03	CASH AND SHORT-TERM INVESTMENTS	1,901,522	9	3,727,012	22
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,134,341	14	1,824,381	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	463,505	2	174,320	1
s06	INVENTORIES	5,814,967	27	2,942,198	18
s07	OTHER CURRENT ASSETS	319,729	1	159,978	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,371,547	43	7,650,479	46
s13	LAND AND BUILDINGS	3,733,988	17	3,563,053	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	10,113,675	47	8,312,092	50
s15	OTHER EQUIPMENT	239,942	1	224,764	1
s16	ACCUMULATED DEPRECIATION	5,093,088	24	4,471,396	27
s17	CONSTRUCTION IN PROGRESS	377,030	2	21,966	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	598,999	3	232,649	1
s19	OTHER ASSETS	63,314	0	0	0
s20	TOTAL LIABILITIES	6,685,435	100	4,237,224	100
s21	CURRENT LIABILITIES	3,784,977	57	1,329,822	31
s22	SUPPLIERS	2,197,559	33	714,009	17
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,442	0	3,380	0
s25	TAXES PAYABLE	113,866	2	315,010	7
s26	OTHER CURRENT LIABILITIES	1,470,110	22	297,423	7
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	141,474	2	23,426	1
s32	OTHER NON CURRENT LIABILITIES	2,758,984	41	2,883,976	68
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	14,982,489	100	12,473,793	100
s34	MINORITY INTEREST	1,372,890	9	939,083	8
s35	MAJORITY INTEREST	13,609,599	91	11,534,710	92
s36	CONTRIBUTED CAPITAL	7,250,531	48	7,250,531	58
s79	CAPITAL STOCK	6,195,743	41	6,195,743	50
s39	PREMIUM ON ISSUANCE OF SHARES	1,054,788	7	1,054,788	8
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	6,359,068	42	4,284,179	34
s42	RETAINED EARNINGS AND CAPITAL RESERVES	7,342,588	49	4,990,204	40
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(983,520)	(7)	(706,025)	(6)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,901,522	100	3,727,012	100
s46	CASH	676,703	36	1,731,303	46
s47	SHORT-TERM INVESTMENTS	1,224,819	64	1,995,709	54
s07	OTHER CURRENT ASSETS	319,729	100	159,978	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	72,808	23	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	246,921	77	159,978	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	598,999	100	232,649	100
s48	DEFERRED EXPENSES (NET)	359,707	60	223,193	96
s49	GOODWILL	166,200	28	0	0
s51	OTHER	73,092	12	9,456	4
s19	OTHER ASSETS	63,314	100	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	60,303	95	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	12	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,999	5	0	0
s21	CURRENT LIABILITIES	3,784,977	100	1,329,822	100
s52	FOREIGN CURRENCY LIABILITIES	1,959,769	52	287,214	22
s53	MEXICAN PESOS LIABILITIES	1,825,208	48	1,042,608	78
s26	OTHER CURRENT LIABILITIES	1,470,110	100	297,423	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,679	0	0	0
s68	PROVISIONS	423,530	29	191,901	65
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,042,901	71	105,522	35
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	141,474	100	23,426	100
s65	NEGATIVE GOODWILL	141,474	100	0	0
s67	OTHER	0	0	23,426	100
s32	OTHER NON CURRENT LIABILITIES	2,758,984	100	2,883,976	100
s66	DEFERRED TAXES	2,632,268	95	2,873,634	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	22,691	1	3,658	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	104,025	4	6,684	0
s79	CAPITAL STOCK	6,195,743	100	6,195,743	100
s37	CAPITAL STOCK (NOMINAL)	5,098,604	82	5,098,604	82
s38	RESTATEMENT OF CAPITAL STOCK	1,097,139	18	1,097,139	18

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	7,342,588	100	4,990,204	100
s93	LEGAL RESERVE	241,354	3	145,274	3
s43	RESERVE FOR REPURCHASE OF SHARES	1,028,797	14	329,237	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	4,583,072	62	3,787,447	76
s45	NET INCOME FOR THE YEAR	1,489,365	20	728,246	15
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(983,520)	100	(706,025)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(151,213)	15	110,849	(16)
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	46,486	(5)	20,384	(3)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(878,793)	89	(837,258)	119
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	7,849,087	7,498,067
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	71	62
s75	EMPLOYEES (*)	1,527	1,186
s76	WORKERS (*)	4,063	2,053
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	13,380,593	100	5,212,812	100
r02	COST OF SALES	10,842,253	81	3,656,221	70
r03	GROSS PROFIT	2,538,340	19	1,556,591	30
r04	OPERATING EXPENSES	774,284	6	461,699	9
r05	OPERATING INCOME	1,764,056	13	1,094,892	21
r06	INTEGRAL FINANCING COST	(79,898)	(1)	49,746	1
r07	INCOME AFTER INTEGRAL FINANCING COST	1,843,954	14	1,045,146	20
r08	OTHER EXPENSE AND INCOME (NET)	(83,825)	(1)	(11,905)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,927,779	14	1,057,051	20
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	256,616	2	243,627	5
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,671,163	12	813,424	16
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	1,671,163	12	813,424	16
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,671,163	12	813,424	16
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,671,163	12	813,424	16
r19	NET INCOME OF MINORITY INTEREST	181,798	1	85,178	2
r20	NET INCOME OF MAJORITY INTEREST	1,489,365	11	728,246	14

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	13,380,593	100	5,212,812	100
r21	DOMESTIC	4,523,748	34	4,408,936	85
r22	FOREIGN	8,856,845	66	803,876	15
r23	TRANSLATED INTO DOLLARS (***)	777,100	6	72,357	1
r06	INTEGRAL FINANCING COST	(79,898)	100	49,746	100
r24	INTEREST EXPENSE	5,916	(7)	6,313	13
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	34,971	(44)	36,098	73
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(61,966)	78	57,400	115
r28	RESULT FROM MONETARY POSITION	11,123	(14)	22,131	44
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	256,616	100	243,627	100
r32	INCOME TAX	287,025	112	308,922	127
r33	DEFERRED INCOME TAX	(30,409)	(12)	(65,295)	(27)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	14,049,623	5,525,281
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	24,246,649	9,533,968
r39	OPERATING INCOME (**)	2,439,094	2,391,299
r40	NET INCOME OF MAJORITY INTEREST (**)	2,347,583	1,758,550
r41	NET CONSOLIDATED INCOME (**)	2,631,300	1,960,490
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	237,863	176,758

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	7,084,580	100	2,686,355	100
rt02	COST OF SALES	5,599,854	79	1,997,531	74
rt03	GROSS PROFIT	1,484,726	21	688,824	26
rt04	OPERATING EXPENSES	386,996	5	204,374	8
rt05	OPERATING INCOME	1,097,730	15	484,450	18
rt06	INTEGRAL FINANCING COST	(63,428)	(1)	57,241	2
rt07	INCOME AFTER INTEGRAL FINANCING COST	1,161,158	16	427,209	16
rt08	OTHER EXPENSE AND INCOME (NET)	(70,630)	(1)	61,379	2
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,231,788	17	365,830	14
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	162,435	2	44,149	2
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,069,353	15	321,681	12
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	1,069,353	15	321,681	12
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,069,353	15	321,681	12
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	1,069,353	15	321,681	12
rt19	NET INCOME OF MINORITY INTEREST	115,888	2	38,255	1
rt20	NET INCOME OF MAJORITY INTEREST	953,465	13	283,426	11

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

INDUSTRIAS CH, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	7,084,580	100	2,686,355	100
rt21	DOMESTIC	2,671,632	38	2,321,198	86
rt22	FOREIGN	4,412,948	62	365,157	14
rt23	TRANSLATED INTO DOLLARS (***)	370,531	5	34,506	1
rt06	INTEGRAL FINANCING COST	(63,428)	100	57,241	100
rt24	INTEREST EXPENSE	2,591	(4)	3,841	7
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	28,084	(44)	27,691	48
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(42,195)	67	61,059	107
rt28	RESULT FROM MONETARY POSITION	4,260	(7)	20,032	35
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	162,435	100	44,149	100
rt32	INCOME TAX	170,902	105	117,029	265
rt33	DEFERRED INCOME TAX	(8,467)	(5)	(72,880)	(165)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	98,434	96,509

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	1,671,163	813,424
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	396,996	174,806
c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,068,159	988,230
c04	RESOURCES PROVIDED OR USED IN OPERATION	(144,681)	326,002
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	1,923,478	1,314,232
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(409,264)	(158,111)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	1,927,145
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(409,264)	1,769,034
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(316,026)	(14,362)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,198,188	3,068,904
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	703,334	658,108
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,901,522	3,727,012

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	396,996	174,806
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	237,863	176,758
c41	+ (-) OTHER ITEMS	159,133	(1,952)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(144,681)	326,002
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(217,460)	(378,474)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(464,763)	528,825
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(47,920)	(77,943)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	501,872	(170,647)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	83,590	424,241
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(409,264)	(158,111)
c23	+ BANK FINANCING	0	(1,266)
c24	+ STOCK MARKET FINANCING	165	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	1,348
c27	(-) BANK FINANCING AMORTIZATION	(409,429)	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	(158,193)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	1,927,145
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	1,665,467
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	261,678
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(316,026)	(14,362)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(132,281)	(7,466)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	(6,896)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(183,745)	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	6.02		$	4.03	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	6.02		$	4.03	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	31.17		$	26.42	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		0.93	veces		0.89	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		4.80	veces		5.67	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	12.48	%	15.60	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	17.24	%	15.24	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.14	%	11.73	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(0.66)	%	(2.72)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.11	veces	0.57	veces
p07	NET SALES TO FIXED ASSETS (**)	2.58	veces	1.24	veces
p08	INVENTORIES TURNOVER (**)	3.49	veces	2.15	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36.66	dias	54.77	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	30.85	%	25.35	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.44	veces	0.33	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	29.31	%	6.77	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	298.18	veces	173.43	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.62	veces	2.25	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.07	veces	6.63	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.53	veces	4.42	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.74	veces	2.08	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	50.23	%	280.26	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	15.45	%	18.95	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.08)	%	6.25	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	325.13	veces	208.17	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	(8.93)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(0.00)	%	108.93	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	41.85	%	51.98	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

INDUSTRIAS CH, S.A DE C.V.

Tlalnepantla Estado de México- 19 de Julio de 2006- Industrias CH S.A. de C. V. reporta el día de hoy sus resultados al segundo trimestre de 2006

Comparativo por los seis meses terminados al 30 de junio 2006 vs. seis meses terminados al 30 junio 2005

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 157%, de Ps. 5,213 millones durante el primer semestre de 2005 comparados con Ps. 13,381 millones del mismo período del 2006. Este fuerte aumento se da debido a que el 22 de Julio de 2005, ICH junto con su principal subsidiaria Simec adquirieron el 100% Republic Engineered Products, quien es el principal productor de aceros especiales en el continente Americano. El total de toneladas vendidas aumento en un 121% al pasar de 704 mil toneladas en el segundo semestre de 2005 a 1,556 en el mismo periodo del 2006.

Costo de Ventas
El costo directo de ventas aumentó el 197% de Ps. 3,656 millones en el primer semestre de 2005 a Ps. 10,842 millones en el mismo período de 2006. Con respecto a ventas, en el primer semestre de 2006, el costo representa el 81% comparado contra el 70% del mismo período de 2005. El costo de ventas, aumentó en el primer semestre de 2006 debido principalmente al incremento en el volumen de ventas por la incorporación de Republic Engineered Products.

Utilidad Bruta
La utilidad bruta de la Compañía para el primer semestre de 2006 aumento el 63% a Ps. 2,538 millones comparados con los Ps. 1,557 millones del mismo período de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para el primer semestre de 2006 fue del 19% comparada contra el 30% en el mismo período de 2005.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 68% a Ps. 774 millones el primer semestre de 2006 respecto a los Ps. 462 millones del mismo período de 2005.

Utilidad de Operación
La utilidad de operación aumento el 61% a Ps. 1,764 millones en el primer semestre de 2006 respecto a los Ps. 1,095 millones en el mismo período de 2005. Con respecto a ventas, el margen de operación de ICH representa el 13% en el primer semestre de 2006 comparado con el 21% en el mismo período de 2005.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el primer semestre de 2006, fue una utilidad de Ps. 80 millones comparados con una perdida Ps. 50 millones para el mismo período del 2005.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 84 millones durante el primer semestre de 2006 comparados contra otros gastos netos por Ps. 12 millones por el mismo período de

2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado un gasto de Ps. 257 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el primer semestre de 2006, comparados con los Ps. 244 millones de provisión para el mismo período del año anterior.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta de 51% a Ps. 1,671 millones en el primer semestre de 2006 contra una utilidad neta de Ps. 813 millones para el mismo período del año anterior.

Comparativo segundo trimestre 2006 vs. segundo trimestre 2005

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 164%, de Ps. 2,686 millones durante el segundo trimestre de 2005 comparados con Ps. 7,084 millones en el mismo período del 2006. Este fuerte aumento se da debido a que el 22 de Julio de 2005, ICH junto con su principal subsidiaria Simec adquirieron el 100% Republic Engineered Products, quien es el principal productor de aceros especiales en el continente Americano. Con la adquisición de Republic, ICH aumento en un 306% el total de toneladas vendidas en el extranjero al pasar de 109 mil toneladas en el segundo trimestre 2005 comparadas con las 443 mil toneladas en el mismo periodo. El total de toneladas vendidas aumento en un 108% al pasar de 376 mil toneladas en el segundo trimestre de 2005 a 782 en el mismo periodo del 2006.

Costo de Ventas
El costo directo de ventas aumentó el 180% de Ps. 1,997 millones en el segundo trimestre de 2005 a Ps. 5,599 millones en el mismo período de 2006. Con respecto a ventas, en el segundo trimestre de 2006, el costo representa el 79% comparado contra el 74% del mismo período de 2005. El costo de ventas, aumentó en el segundo trimestre de 2006 debido principalmente al incremento en el volumen de ventas por la incorporación de Republic Engineered Products.

Utilidad Bruta
La utilidad bruta de la Compañía para el segundo trimestre de 2006 aumento el 116% a Ps. 1,484 millones comparados con los Ps. 688 millones del mismo período de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para el segundo trimestre de 2006 fue del 21% comparada contra el 26% en el mismo período de 2005.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 89% a Ps. 386 millones el segundo trimestre de 2006 respecto a los Ps. 204 millones del mismo período de 2005.

Utilidad de Operación
La utilidad de operación aumento el 127% de Ps. 484 millones en el segundo trimestre de 2005 a Ps. 1,097 millones en el mismo período de 2006. Con respecto a ventas, el margen de operación de ICH representa el 15% en el segundo trimestre de 2006 comparado con el 18% en el mismo período de 2005.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el segundo trimestre de 2006, fue una utilidad de Ps. 63 millones comparados con los Ps. 57 millones de perdida para el

mismo período del 2005. Los ingresos por intereses fueron de Ps. 28 millones en el segundo trimestre de 2006 comparados contra los Ps. 27 millones de ingresos por intereses en el mismo período de 2005.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 70 millones durante el segundo trimestre de 2006 comparados contra otros gastos netos por Ps. 61 millones por el mismo período de 2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado un gasto de Ps. 162 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el segundo trimestre de 2006, comparados con los Ps. 44 millones de provisión para el mismo período del año anterior.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta de 232% a Ps. 1,069 millones en el segundo trimestre de 2006 contra una utilidad neta de Ps. 321 millones para el mismo período del año anterior.

Comparativo segundo trimestre 2006 vs primer trimestre 2006

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 13%, de Ps. 6,295 millones durante el primer trimestre de 2006 comparados con Ps. 7,084 millones en el segundo trimestre del 2006. Las ventas en toneladas de productos de acero aumentaron un 7% a 782 mil toneladas en el segundo trimestre de 2006 comparadas con las 774 mil toneladas en el primer trimestre de 2006. Las toneladas de producto vendidas en el extranjero en el segundo trimestre de 2006 disminuyeron el 12% a 443 mil toneladas comparadas con las 505 mil toneladas del primer trimestre del 2006, mientras que las ventas nacionales incrementaron en un 26% al pasar de 269 mil toneladas del primer trimestre 2005, comparadas con 339 mil toneladas en el segundo trimestre 2006. Esto se da ya que ICH enfoco sus esfuerzos en el mercado mexicano el cual esta experimentando un incremento en la demanda y precio de de diversos productos.

Costo de Ventas
El costo directo de ventas aumentó el 7% de Ps. 5,242 millones en el primer trimestre de 2006 a Ps. 5,599 millones en el segundo trimestre de 2006. Con respecto a ventas, en el segundo trimestre de 2006 el costo representa el 79% comparado contra el 83% del primer trimestre de 2006. El incremento en el costo esta relacionado con el aumento en el volumen de ventas

Utilidad Bruta
La utilidad bruta de la Compañía para el segundo trimestre de 2006 aumento el 41% a Ps. 1,484 millones comparados con los Ps. 1,053 millones del primer trimestre de 2006. La utilidad bruta como porcentaje respecto a las ventas netas para el segundo trimestre de 2006 fue del 21% comparada contra el 17% en el primer trimestre de 2006. Esta mejora se da gracias a que los precios de los productos de acero aumento mientras el de las materias primas continuaron estables.

Gastos de Operación
Los gastos de venta y de administración fueron por un total de a Ps. 386 millones el segundo trimestre de 2006 respecto a los Ps. 387 millones del primer trimestre de 2006.

Utilidad de Operación

La utilidad de operación aumento el 65% de Ps. 666 millones en el primer trimestre 2006 a Ps. 1,097 millones en el segundo trimestre de 2006. Con respecto a ventas, el margen de operación de ICH fue 15% en el segundo trimestre de 2006 comparado con 10% en el primer trimestre de 2006.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía en el segundo trimestre de 2006, fue una utilidad de Ps. 63 millones comparados con los Ps. 16 millones de utilidad para el primer trimestre de 2006. Los ingresos por intereses fueron de Ps. 28 millones en el segundo trimestre de 2006 comparados contra los Ps. 6 millones de ingresos por intereses en el primer trimestre de 2006.

Otros Gastos (Ingresos), neto

La Compañía registró otros ingresos netos por Ps. 70 millones durante el segundo trimestre de 2006 comparados contra otros ingresos netos por Ps. 13 millones por el primer trimestre de 2006.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores

La Compañía ha registrado una provisión por Ps. 162 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el segundo trimestre de 2006, comparados con los ingresos por los Ps. 94 millones para el primer trimestre del 2006

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta de Ps. 1,069 millones en el segundo trimestre de 2006 contra una utilidad neta de Ps. 601 millones para el primer trimestre de 2006, un aumento de 78%.

Estructura Financiera

La posición de efectivo de ICH al 30 de Junio de 2006 es Ps.1,902 millones de pesos. y su deuda financiera se mantiene en Ps. 0 millones tras haber pagado en su totalidad la deuda de Republic Engineered Products, tal y como se encontraba en el mismo periodo de 2005

INFORME AL SEGUNDO TRIMESTRE DE 2006 INDUSTRIAS CH, S.A. DE C.V.

(miles de pesos)	2T 06	2T 05	1T 06	2T´06 vs 2T´05	2T´06vs 1T´06
Ventas	7,084,580	2,686,355	6,295,981	164%	13%
Costo de Ventas	5,599,854	1,997,531	5,242,373	180%	7%
Utilidad Bruta	1,484,726	688,824	1,053,608	116%	41%
Gastos Operación	386,996	204,374	387,286	89%	(0%)
Utilidad Operación	1,097,730	484,450	666,323	127%	65%
EBITDA	1,196,164	580,959	805,750	106%	48%
Utilidad Neta	1,069,354	321,681	601,806	232%	78%
Ventas en el Exterior	4,412,948	365,157	4,443,875	1109%	(1%)
Ventas Nacionales	2,671,632	2,321,198	1,852,106	15%	44%
Ventas en Toneladas	782	704	774	107%	11%

Integración de ventas ICH al primer trimestre 2006

Producto	Volumen 2T 06	Volumen 1T 06 (miles de ton)	Acumulado	Precio Prom 2T 06	Precio Prom 1T06	
Aceros Especiales	493	510	1,003	9,406	9,045	
Tuberia	36	32	68	15,398	4,913	
P. Comerciales	102	103	205	6,802	6,616	
P. Estructurales	56	78	134	8,094	6,711	20.61%
Corrugado	88	48	136	7,285	5,897	23.54%
Otros	7	3	10	11,959	16,636	-28.12%
Total Toneladas	782	774	1,556	9,824	8,303	18.32%

Cualquier información proyectada en este documento esta sujeta a varios riesgos, incertidumbres y suposiciones, las cuales en caso de ser incorrectas pueden causar una variación en los resultados anticipados, estimados y esperados. La compañía no asume ninguna obligación para actualizar las proyecciones de información contenidas en este documento

INDUSTRIAS CH, S. A. DE C. V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACIÓN Y VENTA DE ACEROS ESPECIALES, TUBERÍA UTILIZADA PARA LA CONSTRUCCIÓN DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCIÓN, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MÉXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACIÓN:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑÍA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MÁS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACIÓN DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACIÓN SE EFECTUÓ CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑÍAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

AL 30 DE JUNIO DE 2006, LAS COMPAÑÍAS SUBSIDIARIAS SON LAS SIGUIENTES:

OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACIÓN DE EMPRESAS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERÍAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
ADMINISTRACIÓN Y CONTROL DE LA PRODUCCIÓN, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
GRUPO SIMEC, S.A. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.
CONTROLADORA SIMEC, S.A. DE C.V.
ARRENDADORA SIMEC, S.A. DE C.V.
SIMEC INTERNATIONAL, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERÚRGICOS DE CALIDAD, S.A. DE C.V.
INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.

ADMINISTRACIÓN DE LA CARTERA DE OCCIDENTE, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
SIMREP CORPORATION Y SUBSIDIARIAS
HOLDING PROTEL, S.A. DE C.V.
OPERADORA DE TUBERÍA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LÁMINA Y MAQUILAS DEL NORTE, S.A. DE C.V. (1)
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LÁMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)

(1) COMPAÑÍA EN SUSPENSIÓN DE ACTIVIDADES

EQUIVALENTES DE EFECTIVO.

LOS EQUIVALENTES DE EFECTIVO INCLUYEN DEPÓSITOS EN CUENTAS BANCARIAS, MONEDAS EXTRANJERAS Y OTROS SIMILARES DE INMEDIATA REALIZACIÓN. A LA FECHA DE LOS ESTADOS FINANCIEROS, LOS INTERESES Y LAS UTILIDADES O PÉRDIDAS EN VALUACIÓN SE INCLUYEN EN LOS RESULTADOS DEL EJERCICIO, COMO PARTE DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALÚAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICIÓN O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DIRECTO DE LA ULTIMA PRODUCCIÓN DEL MES
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGÍAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTÓRICO ACTUALIZADO POR LOS INDICES DE INFLACIÓN DE LA INDUSTRIA DEL ACERO.

LA COMPAÑÍA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTÓRICOS Y TENDENCIAS DE PRODUCCIÓN, NO SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICIÓN DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL SEGUNDO TRIMESTRE DEL 2006.

INSTRUMENTOS FINANCIEROS DERIVADOS.-

LA COMPAÑÍA UTILIZÓ INSTRUMENTOS FINANCIEROS DERIVADOS CON EL FIN DE DAR CERTIDUMBRE A LOS PRECIOS DE GAS NATURAL, REALIZANDO ESTUDIOS DE VOLÚMENES HISTÓRICOS, NECESIDADES FUTURAS O COMPROMISOS ADQUIRIDOS, EVITANDO ASÍ LA EXPOSICIÓN A RIESGOS AJENOS A LA OPERACIÓN DE LOS NEGOCIOS. LA COMPAÑÍA MANTIENE VIGILANCIA SOBRE SUS RIESGOS FINANCIEROS A TRAVÉS DE LA DIRECCIÓN GENERAL, QUE CONTINUAMENTE ANALIZA EL RIESGO DE LA COMPAÑÍA EN CUANTO A PRECIOS, CRÉDITO Y LIQUIDEZ.

LOS RIESGOS DERIVADOS DE LAS FLUCTUACIONES EN EL GAS NATURAL, CUYA COTIZACIÓN ESTÁ BASADA EN LA OFERTA Y DEMANDA DE LOS PRINCIPALES MERCADOS INTERNACIONALES, SON CUBIERTOS MEDIANTE CONTRATOS DE INTERCAMBIO DE FLUJO DE EFECTIVO O SWAPS DE GAS NATURAL, DONDE LA COMPAÑÍA RECIBE PRECIO FLOTANTE Y PAGA PRECIO FIJO. LAS FLUCTUACIONES EN EL PRECIO DE ESTE INSUMO ENERGÉTICO, PROVENIENTES DE VOLÚMENES CONSUMIDOS, SE RECONOCEN COMO PARTE DE LOS COSTOS DE OPERACIÓN DE LA COMPAÑÍA.

LA COMPAÑÍA RECONOCE EL VALOR RAZONABLE DEL INSTRUMENTO DE COBERTURA EN EL PASIVO O EN EL ACTIVO, SEGÚN CORRESPONDA.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICIÓN Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS ÍNDICES INFLACIONARIOS DEL PAÍS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACIÓN CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCIÓN O INSTALACIÓN, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACIÓN HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACIÓN DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACIÓN DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS ÚTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN, EN PAV REPUBLIC EL MANTENIMIENTO MAYOR SE CAPITALIZA.

ACTIVOS, INTANGIBLES Y CARGOS DIFERIDOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TÉCNICA, EL NOMBRE DE REPUBLIC, ASÍ COMO RELACIÓN CON CLIENTES, GASTOS DE ORGANIZACIÓN Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TÉCNICA QUE SE PRESENTE A SU VALOR HISTÓRICO. LA AMORTIZACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

LOS ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS DE LA COMPAÑÍA INCLUYEN COSTOS RELACIONADOS A LA MARCA DE REPUBLIC, CARTERA DE CLIENTES, ACUERDOS LABORALES, DE LICENCIAS Y PROVEEDORES. EL IMPORTE REGISTRADO POR ESTOS CONCEPTOS FUE DETERMINADO POR PERITOS INDEPENDIENTES. LA MARCA DE REPUBLIC TIENE UNA VIDA ÚTIL INDEFINIDA Y NO SERÁ AMORTIZADA. LA CARTERA DE CLIENTES DE REPUBLIC, LA CUAL TIENE UNA VIDA ESTIMABLE ES AMORTIZADA SOBRE SU VIDA DE ACUERDO AL MÉTODO DE LÍNEA RECTA.

PROVISIONES

LA COMPAÑÍA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACIÓN, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACIÓN DE SERVICIOS SON VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGÜEDAD Y BENEFICIOS POR TERMINACIÓN LABORAL

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGÜEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, Y LAS INDEMNIZACIONES LEGALES POR SEPARACIÓN PREVIO AL RETIRO Y LEGAL AL RETIRO (A PARTIR DEL 2005), SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CÁLCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACIÓN. LA AMORTIZACIÓN DEL COSTO DE LOS SERVICIOS ANTERIORES, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2005, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 15 AÑOS.

HASTA EL AÑO 2004, LAS DEMÁS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE TIENE DERECHO EL PERSONAL, SE RECONOCÍAN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGABAN

DERIVADO DE LA EMISIÓN DEL BOLETÍN D-3 OBLIGACIONES LABORALES, REVISADO, POR PARTE DEL IMCP, EL CUAL ESTABLECE LAS REGLAS DE VALUACIÓN, PRESENTACIÓN Y REVELACIÓN DE OTROS BENEFICIOS POSTERIORES AL RETIRO, ASÍ COMO DE LAS REDUCCIONES Y EXTINCIONES ANTICIPADAS DE LOS MISMOS, E INCLUYE LAS REGLAS APLICABLES POR CONCEPTO DE REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL, SE MODIFICO LA POLÍTICA DE RECONOCIMIENTO DE LAS OBLIGACIONES POR INDEMNIZACIONES AL DESPIDO. EL CAMBIO A ESTAS NUEVAS REGLAS NO SE CONSIDERÓ MATERIALES TOMANDO A LOS ESTADOS FINANCIEROS EN SU CONJUNTO.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑÍA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACIÓN PARA PRESENTAR DECLARACIÓN CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑÍA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPÓSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACIÓN FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACIÓN, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO.

LA PTU SE CALCULA PRÁCTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACIÓN.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 30 DE JUNIO DE 2006, LAS COMPAÑÍAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL MÉTODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASÍ COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CRÉDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRÁN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, ÚNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACIÓN ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGÚN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑÍA ESTARÁ SUJETA A LA DISPOSICIÓN LEGAL QUE REQUIERE QUE EL 5% DE UTILIDAD DE CADA EJERCICIO SEA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑÍAS EXCEPTO EN LA FORMA DE DIVIDENDOS EN ACCIONES.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

EL RIF INCLUYE INTERESES, LA UTILIDAD Y PÉRDIDA EN CAMBIOS, NETA Y EL EFECTO MONETARIO.

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO APLICABLE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS SE VALÚAN AL TIPO DE CAMBIO DE LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS CAMBIARIAS ENTRE LA FECHA DE CELEBRACIÓN Y LAS DE SU COBRO O PAGO, ASÍ COMO LAS DERIVADAS DE LA CONVERSIÓN DE LOS SALDOS DENOMINADOS EN MONEDAS EXTRANJERAS A LA FECHA DE LOS ESTADOS FINANCIEROS, SE APLICAN A RESULTADOS.

EL EFECTO MONETARIO SE DETERMINA MULTIPLICANDO LA DIFERENCIA ENTRE LOS PASIVOS Y ACTIVOS MONETARIOS AL INICIO DE CADA MES, POR LA INFLACIÓN DEL MISMO Y HASTA EL CIERRE DEL EJERCICIO. LA SUMA DE LOS RESULTADOS ASÍ OBTENIDOS REPRESENTA EL EFECTO MONETARIO DEL EJERCICIO PROVOCADO POR LA INFLACIÓN, QUE SE LLEVA A LOS RESULTADOS DEL EJERCICIO.

COSTOS AMBIENTALES

LA COMPAÑÍA DETERMINÓ UN PASIVO PARA CUBRIR LOS COSTOS DE LA REMEDIACIÓN AMBIENTAL QUE CONSIDERA PROBABLE Y ESTIMABLE POR SU SUBSIDIARIA EN EL EXTRANJERO.

RECONOCIMIENTO DE INGRESOS

LOS INGRESOS POR VENTAS SE RECONOCEN EN EL MOMENTO EN EL CUAL SE TRANSFIERE AL CLIENTE LA PROPIEDAD DE LOS PRODUCTOS, LO CUAL OCURRE CUANDO LOS CLIENTES RECIBEN Y ACEPTAN LAS MERCANCÍAS QUE LES FUERON EMBARCADAS.

LA COMPAÑÍA REGISTRA LAS PROVISIONES NECESARIAS PARA RECONOCER LAS DEVOLUCIONES Y LOS DESCUENTOS SOBRE VENTAS AL MOMENTO EN QUE SE RECONOCEN LOS INGRESOS RELATIVOS, LOS CUALES SE DEDUCEN DE LAS VENTAS EN LOS ESTADOS DE RESULTADOS, O SE INCLUYEN EN LOS GASTOS DE VENTA, SEGÚN CORRESPONDA.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTR.Y MAQUILA DE TUBO	50	99.99
SERVICIOS CH, S.A. DE C.V.	PRESTACION DE TODA CLASEDE SERVICIOS	1	99.99
ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACERO	50	99.99
CIA MEX. DE PERF. Y TUBOS, S.A. DE C.V.	FABRIC. DE PERF. Y TUBULARES	445,000	99.99
INMOBILIARIA PYTSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99
PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	123,628,404	99.99
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99
TUBERIAS PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	588,927,239	99.99
OPERADORA PROCARSA, S.A. DE C.V.	COMP. VTA, DISTRIB. Y MAQ. DE TUBO	15,000	99.99
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FAB. DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	32,629,700	99.99
SERV. ADMTIVOS. SIGOSA, S.A. DE C.V.	PREST. DE TODA CLASE DE SERVICIOS	80,000	99.99
PYTSA MONCLOVA, S.A. DE C.V.	FAB. DE TUBOS Y PERFILES	50,000	99.99
SERV. ADMTIVOS. SIGOSA, S.A. DE C.V.	PREST. DE TODA CLASE DE SERVICIOS	50,000	99.99
GRUPO SIMEC, S.A. DE C.V.	MANUF. Y VENTA DE PROD. SIDERURGICOS	474,393,215	85.06
OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	99.99
ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRETACION DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	99.99
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	39,579,700	99.99
PROCARSA INDUSTRIAL, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRUCC.	50,000	99.99
ADMINISTRACION Y CONTROL DE LA PRODUCCION S.A. DE	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99
COMERCIALIZADORA PYTSA S.A. DE C.V.	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	100.00
HOLDING PROTEL, S.A. DE C.V.	TRANS., COMUNICACIONES Y AGEN. DE VIAJE	90,273,151	99.99

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
MEDIUM TERM	15/12/1998	9.33							0	3,442	0	0	0	0
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	3,442	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
DIVERSOS		0.00	0	625,667	0	0	0	0						
DIVERSOS		0.00							0	1,571,892	0	0	0	0
TOTAL SUPPLIERS			0	625,667	0	0	0	0	0	1,571,892	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
DIVERSOS		0.00	0	57,635	0	0	0	0						
DIVERSOS		0.00							0	985,266	0	0	0	0
TOTAL			0	683,302	0	0	0	0	0	2,560,600	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	331,544	3,778,711	16	184	3,778,895
LIABILITIES POSITION	171,760	1,957,600	190	2,169	1,959,769
SHORT-TERM LIABILITIES POSITION	171,760	1,957,600	190	2,169	1,959,769
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	159,784	1,821,111	(174)	(1,985)	1,819,126

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	6,111,284	4,715,215	1,396,070	0.59	8,238
FEBRUARY	6,044,916	4,742,663	1,302,252	0.15	1,954
MARCH	6,219,523	4,858,700	1,350,821	0.13	1,758
APRIL	6,307,710	5,389,553	918,154	0.15	1,378
MAY	6,548,572	5,825,289	723,284	(0.45)	(3,255)
JUNE	6,589,455	5,635,619	953,836	0.11	1,050
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					11,123

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.

B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.

C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

ACTUAL SITUATION OF FINANCIAL LIMITED

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

SITUACION ACTUAL

A) SE CUMPLIO LA RELACION ES 3.14B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.29

C) SE CUMPLIO EL RESULTADO ES 340.45

EL SALDO DEL CAPITAL AL 30 DE JUNIO DE 2006 ASCIENDE A PS 3,442 (302,000) DOLARES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100,000	68.00
PLANTA DE TUBERIA MOCLOVA	PLANTA PROD.DE TUB.CON COSTURA DE	300,000	70.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD.DE TUB.CON COSTURA DE	100,000	69.00
PLANTA DE LAMINACION MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250,000	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480,000	83.50
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250,000	83.83
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460,000	91.23
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	787,000	79.80
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,169,000	90.20
PLANTA LORAIN	PRODUCCION Y VENTA DE ACERO	838,000	88.20
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	544,000	98.40
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125,000	78.00
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	71,000	66.50
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	59,000	63.80

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		40
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A.	LAMINA ROLADA EN CALIENTE	T.C.I. TRANS. COMODITIES A.G.		4
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		4
	ATLAX, S.A. DE C.V.		TRADE ARBED		0
	ACEROS D.M., S.A. DE C.V.		DUFERCO		0
FERROALEACIONES	ARTICULOS FERROMETALE S, S.A.	FERROALEACIONES	GFM TRADING		12
	OXBOW DE MEXICO, S.A. DE C.V.				0
	DISTRIB. DE ALEAC. Y METALES				0
	CIA. MINERA AUTLAN, S.A.				0
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CENTRO, S.A.				13
	C.F.E.				0.0
GAS NATURAL	CONSORCIO MAXI-GAS, S.A.				13
OXIGENO	PRAXAIR MEXICO, S.A.				1
ELECTRODOS	UCAR CARBON MEXICANA. S.A.	ELECTRODOS	SGL CARBON GROUP		8

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	23	155,290	0.0		VELCON, S.A. DE C.V.
	0	0	0.0		FRISA FORJADOS, S.A.
	0	0	0.0		SKF DE MEXICO, S.A.
	0	0	0.0		GRANT PRIDECO, S.A.
TUBERIA DE ACERO C.	60	582,444	0.0		TUVAPASA
	0	0	0.0		TICSA
	0	0	0.0		TUCOTA
PERFILES COMERCIALES	95	675,042	0.0		GRUPO COLLADO
	0	0	0.0		TAM-MEX
PERFILES ESTRUCTURAL	117	878,073	0.0		DIST.ACERO IBARRA
	0	0	0.0		ABINSA
CORRUGADO	124	859,577	0.0		FORTACERO
	0	0	0.0		DIST. ACERO ANAHUAC
SOLERAS	75	481,461	0.0		OP.PROCE. DE ACERO
	0	0	0.0		RYERSON DE MEXICO
BARRAS MACISAS	104	758,242	0.0		ACEROS LA FAMA
LAMINA ROLADA	10	128,747	0.0		
OTROS	0	4,872	0.0		
FOREIGN SALES					
ACEROS ESPECIALES	861	8,224,492	0.0		KREHER STEEL
	0	0	0.0		NORRIS CILYNDER
	0	0	0.0		MAGELLAN INTERNATIO
	0	0	0.0		US ALLOYS
TUBERIA DE ACERO	8	129,115	0.0		LB FOSTER CO.
	0	0	0.0		PFV SUPLY CO.
PERFILES ESTRUCTURAL	17	107,609	0.0		CIERRA PIPE
	0	0	0.0		PETROBRAS COLONMBIA
PERFILES COMERCIALES	33	202,839	0.0		SIGOSA STEEL
CORRUGADO	12	64,612	0.0		
SOLERAS	2	15,942	0.0		
BARRAS MACISAS	15	112,236	0.0		
TOTAL		13,380,593			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 2 YEAR: 2006

INDUSTRIAS CH, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	9	89,869	USA		KREHER STEEL
	0	0	USA		NORRIS CYLINDER
	0	0	USA		MAGELLAN INTERNATION
	0	0	USA		US ALLOYS
TUBERIA DE ACERO	8	129,115	USA		LB FOSTER
	0	0	USA		PFV SUPLY CO
PERFILES ESTRUCTURAL	17	107,609	USA		CIERRA PIPE
	0	0	COLOMBIA		PETROBRAS COLOMBIA
PERFILES COMERCIALES	33	202,839	USA		SIGOSA STEEL CO.
CORRUGADO	12	64,612			
SOLERAS	2	15,942			
BARRAS MACIZAS	15	112,236			
FOREIGN SUBSIDIARIES					
BARRAS EN CALIENTE	516	5,191,076			
BARRAS EN FRIO	77	1,099,464			
SEMITERMINADO REDOND	210	1,402,152			
SEMITERMINADO OTROS	49	441,931			
TOTAL		8,856,845			

NOTES

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	0.0000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 436,574,580

NOTES

LOS PROYECTOS EN PROCESO AL 30 DE JUNIO DEL 2006 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA			
PROYECTO RECUBRIMIENTO INTERIOR	2,423	85%	JUNIO-06
PROYECTO RANURADO DE TUBERIA	1,040	80%	JUNIO-06
PROYECTO MOLINO 48 DIAM.	166,461	30%	JUNIO-07
COLADA CONTINUA EN LA PLANTA DE CANTON Y OTROS PROYECTOS EN REPUBLIC	81,581		
DIVERSOS PROYECTOS EN TLAXCALA	36,068		
CAMA DE ENFRIAMIENTO EN MEXICALI	41,190	90%	MARZO-06
DIVERSOS PROYECTOS EN PLANTAS GUADALAJARA Y MEXICALI	48,267		
TOTAL AL 30 DE JUNIO DE 2006	377,030		

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS. TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO OPERACIONES EXTRANJERAS INTEGRADAS, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INPC.

PARA LA CONVERSION DE LA SUBSIDIARIA SIMREP SE CONSIDERO COMO ENTIDAD EXTRANJERA, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LOS ACTIVOS Y PASIVOS MONETARIOS Y NO MONETARIOS.
- APLICANDO EL TIPO DE CAMBIO DE CIERRE A LAS PARTIDAS DE INGRESOS Y GASTOS DEL PERIODO QUE SE INFORMA.
- EL EFECTO DE CONVERSION RESULTANTES SE REGISTRA EN UNA CUENTA DEL CAPITAL CONTABLE BAJO EL RUBO DE EFECTOS DE CONVERSION DE ENTIDADES EXTRANJERAS.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10 APLICANDO EL INPC DE LA ENTIDAD EXTRANJERA.

ESTADOS FINANCIEROS PROFORMA

El 22 de julio de 2005, Industrias CH, S. A. de C. V., y su subsidiaria Grupo Simec, S. A. de C. V., adquirieron las acciones en circulación de PAV Republic, Inc. (Republic). La transacción fue valuada en $ 229 millones de dólares. De donde Industrias CH, adquirió el 49.8% de las acciones representativas de Republic mientras que su subsidiaria Grupo Simec, compro el 50.2% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Se comenzó a operar la planta de Republic desde el 23 de julio de 2005, por lo que los resultados de operación de Republic se están reflejando en los resultados desde el tercer trimestre del 2005.

Para dar cumplimiento con lo establecido en el articulo 35 de la circular única de emisoras en el ultimo párrafo del inciso I en donde nos menciona que en la información trimestral que presenta la emisora correspondiente al trimestre en que surte efectos la Reestructuración Corporativa Relevante y durante los 3 siguientes, deberá incluir en sus notas, para efectos comparativos, un estado financiero con cifras pro forma en el que se presente la situación financiera de la emisora como si la Reestructuración respectiva hubiera surtido efectos en el ejercicio anterior. Así mismo el articulo 81 inciso IV de la circular única de emisoras nos marca que los estados financieros pro forma deberán presentar o excluir el impacto de operaciones sobre la situación financiera de la emisora, o bien, de modificaciones en la aplicación de políticas, criterios, o practicas contables, como si las mencionadas operaciones o modificaciones hubiesen o no, según sea el caso, surtido efectos a la fecha que se refieran dichos estados financieros pro forma. En todo caso, los estados financieros pro forma deberán elaborarse en la medida de lo posible, siguiendo los mismos principios contables conforme a los cuales se elaboran sus estados financieros. La información financiera deberá incluir en columnas comparativas, cifras base, cifras de ajuste pro forma y cifras pro forma resultantes, así como acompañarse de notas complementarias que expliquen claramente las bases de preparación.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
SEIS MESES TERMINADOS AL 30 DE JUNIO DE

	2006		
	ICH SIN REPUBLIC	REPUBLIC	ICH CONSOLIDADO
TONELADAS VENDIDAS	2,061,600	851,752	2,913,352
VENTAS NETAS	5,110,134	8,270,459	13,380,593
COSTO DE VENTAS	3,451,076	7,391,177	10,482,253
RESULTADO BRUTO	1,659,058	879,282	2,538,340
GASTOS DE OPERACION	475,139	299,145	774,284
RESULTADO DE OPERAC.	1,183,919	580,137	1,764,056
COSTO INT. DE FIN.	(74,935)	(4,963)	(79,898)
OTROS GTOS. (IGRE.)	(71,979)	(11,846)	(83,825)
IMPUESTOS	6,954	249,662	256,616
PARTIDAS EXTRAOR.	0	0	0

RESULTADO NETO ANTES			
DE PART. MINORITARIA	1,323,879	347,284	1,671,163
PART. MINORITARIA	8,920	172,878	181,798
RESULT. NETO MAY.	1,314,959	174,406	1,489,365

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
SEIS MESES TERMINADOS AL 30 DE JUNIO DE

	2005		
	ICH SIN REPUBLIC	REPUBLIC	ICH CONSOLIDADO
TONELADAS VENDIDAS	704,000	876,627	1,580.627
VENTAS NETAS	5,212,812	8,492,645	13,705,457
COSTO DE VENTAS	3,656,221	7,380,105	11,036,326
RESULTADO BRUTO	1,556,591	1,112,540	2,699,131
GASTOS DE OPERACION	461,699	459,099	920,798
RESULTADO DE OPERAC.	1,094,892	653,441	1,748,333
COSTO INT. DE FIN.	49,746	82,092	131,838
OTROS GTOS. (IGRE.)	(11,905)	(25,607)	(37,512)
IMPUESTOS	243,627	217,537	461,164
PARTIDAS EXTRAOR.	0	0	0
RESULTADO NETO ANTES			
DE PART. MINORITARIA	813,424	379,419	1,192,843
PART. MINORITARIA	85,178	179,824	265,002
RESULT. NETO MAY.	728,246	199,595	927,841

El estado de Resultados pro-forma incluye la información por el periodo de enero a marzo de 2005 de Republic, considerando los resultados que le correspondieron a los anteriores dueños.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE SITUACION FINANCIERA
(MILES DE PESOS)
30 DE JUNIO DE

	2006	Pro forma 2005		
	ICH CONSOLIDADO	ICH SIN REPUBLIC	AJUSTES REPUBLIC	ICH CONSOLIDADO PRO-FORMA
Activo Circulante	11,636,064	8,827,889	3,857,942	12,685,831
Activo a Largo Plazo	0	0	0	0
Inmue.,Planta y equipO	9,371,547	7,650,479	591,664	8,242,143
Activo Diferido	662,313	232,649	119,496	352,145

Activo Total	21,667,924	16,711,017	4,569,102	21,280,119
Pasivo Circulante	3,784,977	1,329,822	1,286,079	2,615,901
Pasivo Largo Plazo y Créditos Diferidos	2,900,458	2,907,402	1,864,019	4,771,421
Capital Contable	14,982,489	12,473,793	1,419,004	13,892,797

El estado de Situación Financiera al 30 de Junio de 2006 incluye a Republic y para el estado de situación financiera pro-forma al 30 de Junio de 2005 se incorpora la información de Republic a esa fecha.